SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 001-14489

TELE CENTRO OESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Tele Centro Oeste Celular Participações S.A.
CNPJ/MF 02.558.132/0001-69 - NIRE 533 0000580 0
Publicly Traded Authorized Capital Company

MINUTES OF THE 194th (ONE-HUNDRED NINETY-FOURTH) EXTRAORDINARY BOARD MEETING OF TELE CENTRO OESTE CELULARPARTICIPAÇÕES
S.A., HELD ON JUNE 24, 2003.

1.     DATE, TIME AND PLACE: June 24, 2003, at 3:00 PM at SCS Quadra 02, bloco C nº 226, Edifício Telebrasília Celular, 7º andar, Brasília — DF.

2.     PRESIDING OFFICIALS: Fernando Xavier Ferreira – Chairman of the Meeting; Evandro Luís Pippi Kruel — Secretary.

3.     CONVENING: The meeting was opened with the presence of the members of the Board of Directors who sign this document, and quorum requirements were fulfilled according to the terms of the Company’s Bylaws.

4.     AGENDA AND DELIBERATIONS:

4.1.     Election of the members of the Executive Committee: to compose the Company’s Executive Committee, the Board elected as Chief Executive Officer and as Executive Vice-President of Operations, Mr. Sérgio Assenço Tavares dos Santos, Brazilian, widowed, engineer, holder of Brazilian general registry number 131.306 issued by SSP/DF, and Brazilian individual taxpayers’ registry number (CPF/MF) 059.499.471-34, resident and domiciled in the city of Brasília — DF, with commercial address at Setor Comercial Sul, Quadra 02, Bloco C, nº 226, Edifício Telebrasília Celular, 7º andar, Brasília — DF; as Executive Vice-President of Finance, Planning and Control, Mr. Luis André Carpintero Blanco, Brazilian, single, engineer, holder of Brazilian general registry number 009.282.853-2, issued by SSP/RJ, and Brazilian individual taxpayers’ registry number (CPF/MF) 045.353.777-40, resident and domiciled in the capital of the State of Rio de Janeiro, with commercial address at SCS, quadra 02, bloco C, nº 226, Edifício Telebrasília Celular, 6º andar, Brasília — DF, who will also hold the position of Head of Investor Relations, as established in item “g” of subsection III under Article 26 of the Company’s Bylaws; as Executive Vice-President of Marketing and Innovation, Mr. Roberto Iunes Brito, Brazilian, married, economist, holder of Brazilian general registry number 419.014, issued by SSP/DF, and Brazilian individual taxpayers’ registry number (CPF/MF) 143.593.241-20, resident and domiciled in the city of Brasília — DF and with commercial address at Rua Abílio Soares, 409, 14º andar, São Paulo — SP; as Vice-President of IT and Products and Service Engineering, Mr. Fernando Abella Garcia, Spanish, single, economist, holder of Alien registration number (RNE) V275827-Q, issued by MJ-DPF/DELEMAF/SR/RJ, and Brazilian individual taxpayers’ registry number (CPF/MF) 055.017.227-04, resident and domiciled in the capital of the State of Rio de Janeiro, with commercial address at Praia de Botafogo, 501/7º andar, Torre Corcovado, Botafogo, Rio de Janeiro – RJ; as Vice-President of Customers and as Vice-President of Technology and Networks, Mr. Antonio Carlos Haidamus Monteiro, Brazilian, married, engineer, holder of Brazilian general registry number 03584766-4, issued by IFP/RJ, and Brazilian individual taxpayers’ registry number (CPF/MF) 070.483.781-15, resident and domiciled in Brasília — DF and with commercial address at SCS, quadra 02, bloco C, nº 226, Edifício Telebrasília Celular, 1º andar, Brasília – DF; and as Vice-President of Regulations and Institutional Relations, Mr. Getúlio Nery Cardoso, Brazilian, married, engineer, holder of Brazilian general registry number 290.486, issued by SSP/DF, and Brazilian individual taxpayers’ registry number (CPF/MF) 102.233.551-00, resident and domiciled in Brasília, in the Federal District of Brazil and with commercial address at SCS, Quadra 02, nº 226, Bloco C, Edifício Telebrasília Celular, 2º andar, Brasília, DF. The members of the Executive Committee hereby elected will hold a term of 03 (three) years, starting on the present date. It is hereby stated that the elected administrators have declared that they are not liable of any of the crimes provided by law which would impede them from performing commercial activities, and that they are qualified to sign the declaration required by CVM Instruction 367/2002, and have committed themselves to presenting such signed declaration upon taking office.

4.2.     Replacement of Internal Auditor: under the terms of Article 17, Item XIV of the Company’s Bylaws, the Board of Directors appoints Mr. Roberto Yoshikazu Furuta, Brazilian, married, administrator, holder of Brazilian general registry number 3092582-4 (SSP/SP) and Brazilian individual taxpayers’ registry number (CPF/MF) 051.660.988-20, as officer of internal audit of the Corporation.

4.3.     Approval for Hire of Independent Auditor: considering the provisions under Article 142, Item IX of the Brazilian Corporate Law (Law 6404/76), as well as Article 17, Item XIII of the Company’s Bylaws, the Board of Directors approves the choice of auditing company Deloitte Touche Tohmatsu Auditores Independentes S/C Ltda., as Independent Auditors of the Company, and the Executive Committee is authorized to negotiate hiring conditions and to perform any other acts necessary for this purpose.

4.4.     Election of Chairman and Vice-President of the Board of Directors: the Board of Directors appoints Mr. Felix Pablo Ivorra Cano as Chairman, who will be inaugurated in his position as member of the board upon regularization of the concomitance of his Brazilian visa, and elects Mr. Iriarte José Araújo Esteves as Vice-President of the Company’s Board of Directors.

4.5.     Appointment of General Secretary and Legal Director: under the terms of Article 17, Item XIV of the Company’s Bylaws, the Board of Directors appoints Mr. Evandro Luís Pippi Kruel, Brazilian, married, lawyer, resident and domiciled in Rio de Janeiro – RJ, registered in the Brazilian Bar Association (OAB-RS) under number 18780 and in the Brazilian individual taxpayers’ registry (CPF/MF) under number 315.671.000-82, as General Secretary and Legal Director of the Corporation.

5.     CLOSING OF THE MEETING: with no further issues to address, the meeting was closed, and the present minutes were drawn, read, approved and signed by the present members and by the Secretary, and will be included in the appropriate minute book.

Signatures: Felix Pablo Ivorra Cano; Chairman of the Meeting: Fernando Xavier Ferreira; Eduardo Perestrelo Correia de Matos; Conselheiros: Ernesto Lopez Mozo; Antonio Viana-Baptista; Ignácio Aller Mallo – Members of the Board represented by Mr. Fernando Xavier Ferreira; Carlos Manuel de Lucena e Vasconcelos Cruz, Iriarte José Araújo Esteves; Zeinal Abedin Mohamed Bava; Paulo Jorge da Costa Gonçalves Fernandes – Members of the Board represented by Mr. Eduardo Perestrelo Correia de Matos and Evandro Luís Pippi Kruel – Secretary.

We certify for all purposes that the present document is a true copy of its original, drawn in its appropriate minute book.

Evandro Luís Pippi Kruel
Secretary – OAB-RS 18.780

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2003

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Sérgio Assenço Tavares dos Santos
Sérgio Assenço Tavares dos Santos President and Director of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.